


PRICER SUPPL

PRESS RELEASE

from Pricer AB (publ) September 13, 2010

Cora rolls out Pricer's ESL system throughout France

Cora has decided to roll out Pricer Electronic Shelf Label system in all its remaining 50 hypermarkets. The project value is about 50 MSEK. Cora is planning to install 20 stores before the end of the year and the rest during 2011-2012.

"We are proud to be selected by Cora for this ambitious plan. Cora has already made nine installations with Pricer before committing to a full chain deployment in the rest of the stores. The ESL system will be used to implement dynamic pricing strategies and also for improving their store operations", says Fredrik Berglund, CEO at Pricer.

About Cora

Cora France operates 59 hypermarkets with over 550 000 m² of floor space in France. Cora belongs to Louis Delhaize Group which is listed on both Euronext Brussel (ticker symbol: DELB) and the New York Stock Exchange (ticker symbol: DEG). The group operates hyper- and supermarket chains in France, Belgium, the United States and other countries. Revenue amounted to 19.9 billion euro in 2009.

For further information, please contact:
Fredrik Berglund, CEO, or Harald Bauer, CFO, Pricer AB: +46 8 505 582 00

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 10:00 hrs CET on Monday September 13th, 2010.

***Pricer** provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.*
Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has about 5,800 installations in more than 40 countries with the largest ESL world market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) August 24th 2010

Fredrik Berglund new CEO of Pricer

The Board of Pricer AB has appointed Fredrik Berglund as the new President and CEO. Fredrik Berglund will assume his position immediately, replacing Charles Jackson, who has been CEO since 2007.

Fredrik Berglund, 49, currently runs his own business in corporate development. During the period 1995-2006 he was active within the Tele2 group, including as head of Nordic operations and CEO of Tele2 Sweden. Fredrik took part in bringing Tele2 from Sweden to a further 23 countries and in this period sales grew from SEK 200 million to SEK 50 billion. During the years 2007-2008 Fredrik was president of Scribona, a company with sales of approximately SEK 10 billion and listed on Nasdaq OMX Small Cap. Fredrik undertook a fundamental restructuring and the business was subsequently sold to a major international buyer.

"It is with great satisfaction that we can present Fredrik Berglund as the new CEO of Pricer. He lives very well up to the Board's requirements of documented strong leadership and extensive experience in leading companies on markets with strong growth" says Peter Larsson, Chairman of the Board of Pricer. "I would also like to take this opportunity to express the Board's appreciation for the work that Charles Jackson has performed during his 8 years at the company. Under his direction, Pricer has made some substantial changes and become profitable. The foundation for further international expansion is now laid" adds Peter Larsson.

"Pricer's strong market position in electronic information systems for the retail industry provides an excellent starting point for the future. I look forward with great enthusiasm to be involved in improving the company's internationalization with focus on profitable growth" says Fredrik Berglund.

For further information please contact:

Peter Larsson, Chairman of the Board, cell +46 708 32 72 68

Fredrik Berglund, President and CEO, cell +46 704 91 90 00

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 13:00 hrs CET on Tuesday August 24th, 2010.

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has about 5,800 installations in more than 40 countries with the largest ESL world market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

Interim Report January – June 2010

Continued improvement in sales and margins

Second quarter
- Order entry of SEK 82 M (87)
- Net sales of SEK 109.5 M (77.7)
- Gross margin of 39 percent (28)
- Operating profit of SEK 15.7 M (-3.2)
- Net profit of SEK 17.9 M (-7.9)
- Cash flow from operating activities of SEK -14.0 M (2.1)

January – June
- Order entry of SEK 182 M (154)
- Net sales of SEK 179.2 M (140.8)
- Gross margin of 44 percent (41)
- Operating profit of SEK 27.7 M (3.1)
- Net profit of SEK 28.3 M (-0.2)
- Cash flow from operating activities of SEK -3.2 M (28.7)

- Earnings per share, before and after dilution, amounted to SEK 0.03 (0.00) for the first six months of the year
- Cash and cash equivalents were SEK 91.8 M (77.2) at the end of the period

- Pricer rolls out ESL at Cellular Connection, a US wireless retailer
- Leading French Do-It-Yourself retailer Castorama deploys ESL
- Pricer receives agreement to roll out ESL with a leading Italian hypermarket chain, Il Gigante
- Pricer rolls out ESL at one of North America's top 50 groceries

- Convertible loans of SEK 22.45 M converted to equity
- The outlook is improved with expected result to be *significantly* higher in 2010 as compared to 2009

Subsequent events
- Fredrik Berglund new CEO of Pricer


MARINADE DE LEGUMES
1 PIECE
9,50€
62,32F
2,96
PROMO
ERO

PRICER
Setting the ESL Standard

Comments from the CEO

"The second quarter exceeded our expectations. European sales are recovering and we are seeing strong growth in other markets with the exception of Japan. While our client's cost cutting activities have not abated, ESL is increasingly being understood as an improvement to their profitability and efficiency. Our profitability will allow us to expand and exploit market opportunities."

Charles Jackson, CEO Pricer AB

Orders, net sales and result for the second quarter 2010

Order entry amounted to SEK 82 M (87) in the second quarter, a decrease of 6 percent. Excluding the negative currency effect the difference was an increase of 3 percent over last year. Euro and US-dollar, Pricer's main trading currencies, have weakened compared to Swedish krona since the same period previous year. Net sales were SEK 109.5 M (77.7), an increase of 41 percent. Excluding the negative currency effect the increase was 54 percent. During the second quarter gross profit amounted to SEK 42.2 M (22.1) and the gross margin improved to 39 percent (28). The increased gross margin in the quarter is attributable to improved operational margins and positive currency effects from hedging contracts. The currency effects contributed SEK 5.1 M and without these effects, the margin in the second quarter would have been 34 percent.

Operating expenses amounted to SEK 26.5 M (25.3). Capitalised development expenses, net of depreciations, amounted to SEK 3.2 M (1.7) in the quarter. Operating result was SEK 15.7 M (-3.2) leading to an operating margin of 14.3 percent (neg.). Net financial items were SEK 1.5 M (-5.2) for the quarter and consisted of positive currency effects from revaluations of loans and cash positions, partly offset by net interest expenses. Net profit was SEK 17.9 M (-7.9) for the quarter.

Orders, net sales and result for the first half year of 2010

Order entry amounted to SEK 182 M (154) for the first half year, up 18 percent as compared to last year. Excluding the negative currency effect the increase was 29 percent. At the end of June order backlog amounted to approximately SEK 78 M (74).


Order Entry, SEK M
500
400
300
200
100
0
Q 2 '09
Q 3 '09
Q 4 '09
Q 1 '10
Q 2 '10
Quarter
Rolling 4 quarters

Net sales amounted to SEK 179.2 M (140.8) during the first six months, up 27 percent as compared to the first half of 2009. The increase was 39 percent excluding the negative currency effect. Net sales amounted to SEK 366 M (377) on a rolling annual basis, a decrease of 3 percent.


Net Sales, SEK M
500
400
300
200
100
0
Q 2 '09
Q 3 '09
Q 4 '09
Q 1 '10
Q 2 '10
Quarter
Rolling 4 quarters

Gross profit amounted to SEK 78.3 M (57.7) and the gross margin was 44 percent (41) for the half year. Gross profit has been positively affected by currency effects from hedging contracts contributing SEK 8.5 M. Without these, the gross margin would have been 39 percent in the half year.

Operating expenses amounted to SEK 50.6 M (54.6) for the half year, down 7 percent. Expenses have been reduced in the period by SEK 4.9 M (2.0) through capitalised product development expenses, net of depreciations. It is noted that expenses include SEK 4.0 M (4.0) for depreciations of intangible assets from the acquisition of Eldat in 2006 depreciated over five years until August 2011.

The operating profit amounted to SEK 27.7 M (3.1) for the half year. Accordingly, the operating margin improved to 15.5 percent (2.2).

Net financial items amounted to expenses of SEK 0.6 M (expenses: 4.3) for the half year and consisted of net interest expenses partly offset by positive currency effects from revaluations of loans and cash positions. No income tax was recorded in the half year due to existing tax loss carry-forwards.

Net profit was SEK 28.3 M (-0.2) for the half year. Translation differences in other comprehensive result consisted of negative currency revaluation effects on assets, notably goodwill and loan to a subsidiary, denominated in euro.


Gross Margin, %
60
50
40
30
20
10
0
Q 2 '09
Q 3 '09
Q 4 '09
Q 1 '10
Q 2 '10
Quarter
Rolling 4 quarters


Operating Profit, SEK M
75
50
25
0
-25
Q 2 '09
Q 3 '09
Q 4 '09
Q 1 '10
Q 2 '10
Quarter
Rolling 4 quarters

Net sales and operating profit, SEK M

SEK M	Apr - Jun 2010	Apr - Jun 2009	Jan - Jun 2010	Jan - Jun 2009
Net sales	109.5	77.7	179.2	140.8
Cost of goods sold	-67.3	-55.6	-100.9	-83.7
Gross profit	42.2	22.1	78.3	57.7
Gross margin, %	39	28	44	41
Expenses	-26.5	-25.3	-50.6	-54.6
Operating profit	15.7	-3.2	27.7	3.1
Operating margin, %	14.3	neg.	15.5	2.2

Market development

At the end of the second quarter 2010, Pricer had installed electronic shelf labels (ESLs) in over 5,800 stores in over 40 countries. Store installations totalled 415 (301) year to date, and 256 (153) stores during the quarter.

Sales and order intake worldwide were generally improving over same period last year and reflected several new ESL deployment programs being initiated or accelerated in both food and non-food. Generally, Tier 1 retailers that have initiated ESL pilot programs over the last years or slowed their adoption rate, have now accelerated deployment as a clear reaction and strategy to the increased customer focus on price changes. Ongoing pilot programs with Tier 1s around the world represent the most significant growth opportunity for Pricer over the next twelve months.

Europe

France continues to be the core of sales in Europe and while the Nordic area and most southern and eastern areas remain weaker than previous years they include several significant pilot programs which are expected to lead to decisions in 2010. Italy however is continuing to grow strongly in large retail accounts. Il Gigante, a major food retailer chain in Italy operating 43 hypermarkets, made a rollout decision for Pricer ESL in April. The rollout program is to be completed by end 2011 for a total value of SEK 20 M.

The French market continues to improve and reflects ongoing adoption by new clients and segments as well as existing Tier 1 accounts now moving forward with earlier planned migration programs and reinitiating new store installations in export markets. The non-food sector is increasingly representing a strong growth opportunity. Castorama, the 2nd largest retailer in French DIY industry, part of the Kingfisher Group, recently signed a frame agreement to roll out Pricer ESL across France. The first 19 stores were completed for a total order value of SEK 57 M. The program is expected to continue in the second half year.

Asia Pacific, Oceania & other

While Japan sales continue to disappoint and reflect the consequences of high technology expectations, several other new markets continue to grow and contribute significantly to Pricer's results during the first half year.

America

Several important contracts highlight the importance of this large market for Pricer.

Significantly, a North American food chain operating over 250 grocery stores has signed an agreement to equip 40 stores with Pricer ESL in its home market. The retailer is ranked in the annual Deloitte market survey of the 250 top retailers worldwide. This first phase of deployment started in March and will be completed within a year. The retailer started the initial 9 store evaluation program in 2007.

Also, Soriana, a large Tier 1 food retailer in Mexico, is in the process of fully deploying Pricer throughout the country. Soriana previously installed one-way ESL systems in 105 stores before moving to Pricer's two-way system. The Soriana deployment is leading to new opportunities in the region. Several new pilot

projects are now underway in Mexico as well as in other South American countries.

As part of Pricer's on-going efforts to open new retail segments and lead US adoption, The Cellular Connection, Midwest USA's largest Verizon wireless premium retailer, selected Pricer's graphic Electronic Shelf Labels, DotMatrix, for a company-wide rollout in all of its retail stores. DotMatrix ESLs are being installed in 215 company owned locations selling mobile telephones and other wireless devices and accessories. This project is valued at approximately SEK 7 M and installations are expected to be completed by the end of 2011. This project is similar in scope to the Belgacom deployment in 2009 and represents a significant segment for price and display automation.

Financial position

Second quarter 2010

Cash flow from operating activities amounted to SEK -14.0 M (2.1) for the quarter. Cash flow has been negatively affected by increased working capital mostly from increased receivables related to sales volume in the quarter.

First half year of 2010

Cash flow from operating activities amounted to SEK -3.2 M (28.7) for the half year. Working capital amounted to SEK 141.6 M (121.8) at the end of the period, the increase being explained mostly by increased receivables partly offset by increased supplier liabilities. Working capital has increased since the beginning of the year related to sales volume. Cash and cash equivalents at the end of June amounted to SEK 91.8 M (77.2).


Cash Flow from operating activities, SEK M
75
50
25
0
-25
Q 2 '09
Q 3 '09
Q 4 '09
Q 1 '10
Q 2 '10
Quarter
Rolling 4 quarters

The convertible loans issued in 2007 were converted to equity on June 30 and the share capital increase was registered in July. The number of shares increased by 39 million shares or by 4 percent. The pledged assets were accordingly returned to Pricer.

In addition to available cash of SEK 91.8 M there are bank facilities in place amounting to SEK 50 M, of which SEK 25 M in the form of bank overdraft. These facilities have yet to be utilised.

Capital expenditure

Capital expenditures during the second quarter amounted to SEK 4.1 M (3.2), and included capitalised development costs of SEK 3.3 M.

For the half year capital expenditures amounted to SEK 6.7 M (3.6), and included capitalised development costs of SEK 5.1 M.

Employees

The average number of employees in the quarter was 53 (68) and in the half year 54 (68). The number of employees at the end of the period was 54 (68).


Number of Employees
80
60
40
20
0
Q 2 '09
Q 3 '09
Q 4 '09
Q 1 '10
Q 2 '10

Parent Company

The Parent Company's net sales amounted to SEK 158.0 M (113.8) and net profit amounted to SEK 29.8 M (-0.6) for the first half year. The company had cash and cash equivalents of SEK 77.3 M (93.7) at the end of June.

Risks and uncertainties

Pricer's results and financial position are affected by a number of risk factors that should be taken into consideration when assessing the company and its future potential. These risks are primarily related to development of the ESL market. Given the customer structure and the large size of the contracts any delay in the installations may have a significant impact on any given quarter. In addition to this, reference is made to a more elaborated description of risks and uncertainties in the annual report.

Related parties

There have been no significant transactions involving related parties that could have a material impact on Pricer's financial position and earnings other than the conversion of loans.

Accounting principles

This interim report has for the consolidated accounts been issued in accordance with the IAS 34 Interim reporting and relevant regulations in the Swedish Annual Accounts Act. This interim report for the Parent Company has been issued in accordance with the Swedish Annual Accounts Act, chapter 9. Accounting principles applied for the consolidated and the Parent Company accounts are coherent with the principles in the latest annual report.

Subsequent events

The share capital increase of SEK 22.45 M from the conversion of the debentures was registered in July 2010.

The Board of Pricer AB has appointed Fredrik Berglund as the new President and CEO. Fredrik Berglund will assume his position immediately, replacing Charles Jackson, who has been CEO since 2007.

Outlook

The earlier outlook of higher revenue and result in 2010 as compared to 2009 is improved to higher revenue and *significantly* higher result in 2010 as compared to 2009.

Next reporting date

The interim report for January - September 2010 will be published on November 1, 2010.

The Board of Directors declares that the undersigned six-month interim report provides a true and fair overview of the Parent Company's and Group's operations, their financial position and performance, and describes material risks and uncertainties facing the Parent Company and other companies in the Group.

Sollentuna, August 24, 2010
Pricer AB (publ)

Mikael Bragd
Director

Bo Kastensson
Director

Bernt Magnusson
Director

Peter Larsson
Chairman

Charles Jackson
CEO

(The interim report including the review report from the auditors is a translation of the Swedish original only for convenience)

Review report

Introduction

We have reviewed the interim report for Pricer AB (publ) of the period 2010-01-01--2010-06-30. The board of directors and the managing director are responsible for the preparation and presentation of this interim financial information in accordance with the Annual Accounts Act and IAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements (SÖG) 2410 Review of Interim Financial Information performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain the level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not, in all material respects, in accordance with the Annual Accounts Act and IAS 34.

Stockholm, August 24, 2010
KPMG AB

Åsa Wirén Linder
Authorized Public Accountant

In its capacity as issuer, Pricer AB is releasing the information in this interim report for January – June 2010 in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 1.15 PM CEST on Tuesday August 24, 2010.

For further information, please contact:
Fredrik Berglund, CEO or Harald Bauer, CFO, Pricer AB +46 8 505 582 00

STATEMENT OF COMPREHENSIVE INCOME

Amounts in SEK M	Q 2 2010	Q 2 2009	Half year 2010	Half year 2009	Full year 2009
Net sales	**109.5**	**77.7**	**179.2**	**140.8**	**327.3**
Cost of goods sold	-67.3	-55.6	-100.9	-83.1	-201.0
Gross profit	**42.2**	**22.1**	**78.3**	**57.7**	**126.3**
Selling and administrative expenses	-22.9	-21.9	-43.1	-45.6	-85.5
Research and development expenses	-3.6	-3.4	-7.5	-9.0	-15.6
Operating profit	**15.7**	**-3.2**	**27.7**	**3.1**	**25.2**
Net financial items	1.5	-5.2	-0.6	-4.3	-7.8
Result before tax	**17.2**	**-8.4**	**27.1**	**-1.2**	**17.4**
Taxes	0.7	0.5	1.2	1.0	2.5
Net profit for the period	**17.9**	**-7.9**	**28.3**	**-0.2**	**19.9**
OTHER COMPREHENSIVE INCOME					
Translation differences	-8.4	-4.5	-27.8	-2.7	-19.1
Net comprehensive income for the period	**9.5**	**-12.4**	**0.5**	**-2.9**	**0.8**
Net profit for the period attributable to:					
Equity holders of the Parent Company	17.9	-7.9	28.3	-0.2	19.9
Non-controlling interest	0.0	0.0	0.0	0.0	0.0
Net comprehensive income for the period attributable to:					
Equity holders of the Parent Company	9.5	-12.4	0.5	-2.9	0.8
Non-controlling interest	0.0	0.0	0.0	0.0	0.0

EARNINGS PER SHARE

	Q 2 2010	Q 2 2009	Half year 2010	Half year 2009	Full year 2009
Earnings per share before dilution. SEK	0.02	-0.01	0.03	0.00	0.02
Earnings per share after dilution. SEK	0.02	-0.01	0.03	0.00	0.02
Number of shares, millions	1 016	1 016	1 016	1 016	1 016
Number of shares after dilution, millions	1 086	1 055	1 086	1 055	1 055

NET SALES BY GEOGRAPHICAL MARKET

Amounts in SEK M	Q 2 2010	Q 2 2009	Half year 2010	Half year 2009	Full year 2009
Nordic Countries	4.7	9.9	8.9	18.3	32.6
Rest of Europe	62.2	55.6	104.2	86.5	215.7
Asia	3.7	7.0	4.8	25.7	38.5
Rest of the world	39.0	5.2	61.4	10.3	40.5
Total net sales	**109.5**	**77.7**	**179.2**	**140.8**	**327.3**

STATEMENT OF FINANCIAL POSITION

Amounts in SEK M	2010-06-30	2009-06-30	2009-12-31
Goodwill and other intangible assets	262.5	294.4	282.3
Tangible fixed assets	2.6	3.2	2.6
Financial assets	42.0	41.0	41.5
Total fixed assets	**307.1**	**338.6**	**326.4**
Inventories	84.0	90.0	57.5
Receivables	173.4	104.6	128.5
Cash and cash equivalents	91.8	77.2	102.8
Total current assets	**349.2**	**271.8**	**288.8**
TOTAL ASSETS	**656.3**	**610.4**	**615.2**
Shareholders' equity	536.3	509.2	513.1
Non-controlling interest	0.1	0.1	0.1
Total equity	**536.4**	**509.3**	**513.2**
Long-term liabilities	4.1	28.3	5.9
Short-term liabilities	115.8	72.8	96.1
Total liabilities	**119.9**	**101.1**	**102.0**
TOTAL EQUITY AND LIABILITIES	**656.3**	**610.4**	**615.2**
Pledged assets	35.7	168.7	154.0
Contingent liabilities	1.0	1.3	1.3
Shareholders' equity per share, SEK	0.53	0.50	0.50
Shareholders' equity, SEK, after dilution	0.53	0.50	0.50

STATEMENT OF CHANGE IN EQUITY

	Half year	Half year	Full year
Amounts in SEK M	2010	2009	2009
Equity at beginning of period	**513.2**	**510.0**	**510.0**
Net comprehensive income for the year	0.5	-2.9	0.8
Effect of raising convertible loans	-	0.8	0.8
Share issue/conversion under registration	22.4	-	-
Change due to employee stock options	0.2	1.4	1.6
Equity at end of period	**536.3**	**509.3**	**513.2**
Attributable to:			
- Equity holders of the Parent Company	536.2	509.2	513.1
- Non-controlling interest	0.1	0.1	0.1
Total	**536.3**	**509.3**	**513.2**

STATEMENT OF CASH FLOWS - SUMMARY

Amounts in SEK M	Q 2 2010	Q 2 2009	Half year 2010	Half year 2009	Full year 2009
Net result after financial items	17.2	-8.4	27.1	-1.2	17.4
Adjustment for non-cash items	1.6	9.8	2.2	9.3	13.7
Paid tax	-0.4	-	-0.4	-	-
Change in working capital	-32.4	0.7	-32.1	20.6	25.2
Cash flow from operating activities	**-14.0**	**2.1**	**-3.2**	**28.7**	**56.3**
Cash flow from investing activities	**-4.1**	**-3.2**	**-6.7**	**-3.6**	**-8.4**
Cash flow from financing activities	**-**	**-22.6**	**-**	**-22.6**	**-22.6**
Cash flow for the period	**-18.1**	**-23.7**	**-9.9**	**2.5**	**25.3**
Cash and cash equivalents at start of period	109.1	105.4	102.8	75.8	75.8
Exchange rate difference in cash and cash equivalents	0.8	-4.5	-1.1	-1.1	1.7
Cash and cash equivalents at end of period	**91.8**	**77.2**	**91.8**	**77.2**	**102.8**
Unutilised bank overdraft facilities	25.0	25.0	25.0	25.0	25.0
Disposable funds at end of period	**116.8**	**102.2**	**116.8**	**102.2**	**127.8**

KEY RATIOS, GROUP

Amounts in SEK M	Q 2 2010	Q 1 2010	Q 4 2009	Q 3 2009	Q 2 2009
Order entry	82.3	100.1	93.9	89.4	86.9
Order entry - rolling 4 quarters	365.7	370.3	337.7	342.3	387.9
Net sales	109.5	69.7	114.1	72.4	77.7
Net sales - rolling 4 quarters	365.7	333.9	327.3	360.9	377.2
Operating profit	15.7	12.0	19.3	2.8	-3.2
Operating profit - rolling 4 quarters	49.8	30.9	25.2	27.7	36.1
Profit for the period	17.9	10.4	19.0	1.1	-7.9
Cash flow from operating activities	-14.0	10.8	11.5	16.1	2.1
Cash flow from op.activities - rolling 4 quarters	24.4	40.5	56.3	58.3	55.3
Number of employees, end of period	54	53	57	67	68
Equity ratio	84%	84%	83%	82%	83%

PARENT COMPANY INCOME STATEMENT - SUMMARY

Amounts in SEK M	Half year 2010	Half year 2009	Full year 2009
Net sales	**158.0**	**113.8**	**253.0**
Cost of goods sold	-105.3	-87.2	-190.4
Gross profit	**52.7**	**26.6**	**62.6**
Selling and administrative expenses	-14.7	-14.7	-27.2
Research and development expenses	-7.5	-9.0	-13.6
Operating profit	**30.5**	**2.9**	**21.8**
Result from participations in group companies	-	-	9.3
Net financial items	-0.3	-3.5	-6.5
Result before tax	**30.2**	**-0.6**	**24.6**
Tax on result for the period	-0.4	-	-
Net profit for the period	**29.8**	**-0.6**	**24.6**

STATEMENT OF PARENT COMPANY COMPREHENSIVE INCOME	**Half year**	**Half year**	**Full year**
Amounts in SEK M	**2010**	**2009**	**2009**
Net profit for the period	29.8	-0.6	24.6
Translation differences	-7.9	0.6	-5.0
Net comprehensive income for the period	**21.9**	**0.0**	**19.6**

PARENT COMPANY BALANCE SHEET - SUMMARY

Amounts in SEK M	2010-06-30	2009-06-30	2009-12-31
Intangible fixed assets	13.7	3.7	8.1
Tangible fixed assets	1.3	1.6	1.2
Financial assets	341.5	352.4	339.2
Total fixed assets	**356.5**	**357.7**	**348.5**
Inventories	49.6	63.1	35.3
Current receivables	109.6	34.8	60.3
Cash and cash equivalents	77.3	66.4	91.0
Total current assets	**236.5**	**164.3**	**186.6**
TOTAL ASSETS	**593.0**	**522.0**	**535.1**
Shareholders' equity	501.3	434.9	456.9
Total equity	**501.3**	**434.9**	**456.9**
Long-term liabilities	1.3	23.2	2.1
Current liabilities	90.4	63.9	76.1
Total liabilities	**91.7**	**87.1**	**78.2**
TOTAL EQUITY AND LIABILITIES	**593.0**	**522.0**	**535.1**
Pledged assets	34.8	51.9	52.3
Contingent liabilities	0.2	0.2	0.2



About Pricer

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has about 5,800 installations in more than 40 countries with the largest ESL world market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on Nasdaq OMX Nordic Small Cap.
For further information, please visit www.pricer.com

Pricer AB (publ.)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER